RC 9/3


RECD S.E.C.
AUG 2 9 2003
638

SECURITI  ISSION

03053242

PB 9/3

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48402

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Proactive Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Hawk Ridge Circle
(No. and Street)

Lake St. Louis, (City) Missouri (State) 63366-4240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey J. Unterreiner 636-561-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

King, Thomas B. CPA
(Name – *if individual, state last, first, middle name*)

16655 Chesterfield Airport Road, Chesterfield, MO 63017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey J. Unterreiner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Proactive Financial Services, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


BARBARA J. DIERKES
NOTARY PUBLIC - NOTARY SEAL
STATE OF MISSOURI
ST LOUIS COUNTY
My Commission Expires January 5, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Supplementary Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROACTIVE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

TWELVE MONTHS ENDED JUNE 30, 2003

THOMAS B. KING, CPA
16655 CHESTERFIELD AIRPORT ROAD
CHESTERFIELD, MO 63017
636-537-5802

CONTENTS

THOMAS B. KING, CPA
16655 CHESTERFIELD AIRPORT ROAD
CHESTERFIELD, MO 63017
636-537-5802

Independent Auditor's Report

The Board of Directors and Stockholders
Proactive Financial Services, Inc.

I have audited the accompanying statement of financial condition of Proactive Financial Services, Inc. as of June 30, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Proactive Financial Services, Inc. at June 30, 2003, and the results of its operations and its cash flows for the twelve months then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Thomas B. King, CPA

Chesterfield, Missouri
August 27, 2003

PROACTIVE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

Assets

Cash	$ 8,193
Due from Proactive Asset Allocation Funds	5,383
Other commissions receivable	19,984
Trading securities at fair value	57,083
NASD warrants at cost	15,075
Prepaid commissions	2,920
Deposit with correspondent broker	13,910
Prepaid expenses	6,868
Deferred income tax benefit	19,949
	$ 149,365

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 32,722
Commissions payable to C. Martin Unterreiner	(16)
Due to Jeffrey J. Unterreiner	13,907
Due to Security Research Associates	19,091
	65,704
Stockholders' equity:	
Common stock, $1 par value	
Authorized - 30,000 shares	
Issued and outstanding - 29,000 shares	29,000
Additional paid-in capital	85,000
Retained earnings	(30,339)
	83,661
	$ 149,365

The accompanying notes are an integral part of these financial statements.

PROACTIVE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
TWELVE MONTHS ENDED JUNE 30, 2003

Revenue:	
Commissions	$ 182,403
Interest and dividends	10,382
Miscellaneous income	1,028
	193,813
Expenses:	
Employee compensation and benefits	41,876
Commissions and brokerage	176,047
Capital loss from securities sold	14,512
Net decrease in market value of securities	192
Other	10,953
	243,580
Loss before income tax expense	(49,767)
Income taxes:	
Adjustment of previous year's estimated taxes	6,491
Increase in deferred tax benefit	2,204
	8,695
Net loss	$ (41,072)

The accompanying notes are an integral part
of these financial statements.

PROACTIVE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
TWELVE MONTHS ENDED JUNE 30, 2003

	Common Stock		Paid-in	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, June 30, 2002	29,000	$29,000	$85,000	$ 10,733	$124,733
Additional paid-in capital			-	-	-
Net loss			-	(41,072)	(41,072)
Balance, June 30, 2003	29,000	$29,000	$85,000	$(30,339)	$ 83,661

The accompanying notes are an integral part
of these financial statements.

PROACTIVE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
TWELVE MONTHS ENDED JUNE 30, 2003

Cash flows from operating activities:	
Net loss	$(41,072)
Adjustments:	
Purchase of trading securities	(10,007)
Sale of trading securities	17,018
Increase in net unrealized holding gains on trading securities	(37)
(Increase) decrease in:	
NASD warrants	5,025
Due from Proactive Asset Allocation Funds	14,689
Other commissions receivable	(5,969)
Prepaid commissions	(1,840)
Deferred tax benefit	(2,204)
Deposit with correspondent broker	5,781
Prepaid expenses	(2,645)
Increase (decrease) in:	
Accounts payable	24,606
Accrued commissions	(8,910)
Income taxes currently payable	(6,491)
Net cash provided (used) by operating activities	(12,056)
Net increase (decrease) in cash	(12,056)
Cash, beginning	20,249
Cash, ending	$ 8,193

The accompanying notes are an integral part of these financial statements.

PROACTIVE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

History and Activity

Proactive Financial Services, Inc. (the Company) was incorporated on October 19, 1994, in the State of Missouri.

The Company is doing business as a registered investment advisor and as a securities broker dealer.

Proactive Financial Services, Inc. was approved for membership in the National Association of Securities Dealers on December 12, 1995. The Company has entered into a Fully Disclosed Clearing Agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

Security Transactions

Securities transactions and related revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis. Average cost is used to determine the basis of trading securities.

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents.

2. Related-Party Transactions

The Company receives office space rent-free from Proactive Money Management, Inc. Also, the Company leased employees from Proactive Money Management, Inc. and paid $12,000 for these services during the six months ended December 31, 2002. Proactive Money Management, Inc. is a subsidiary of Securities Research Associates, which split off Proactive Financial Services, Inc. on December 31, 2002. The President of the Company is a shareholder of Securities Research Associates, Inc.

On December 31, 2002, Proactive Financial Services, Inc. signed an agreement to solicit clients for Proactive Money Management, Inc.

PROACTIVE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

3. The Proactive Asset Allocation Funds

The Proactive Asset Allocation Funds (the Fund) was formed in 1996, and is registered under the Investment Company Act of 1940 as a nondiversified open-end management investment company. The President of the Company is an officer and a trustee of the Fund.

The Company provides the Fund with distribution services. For such services, the Company receives a fee based upon the average daily value of the Fund's net assets at the following annual rates: 0.75% 12(b)1 distribution fees and 0.25% service fees. For the twelve months ended June 30, 2003, these fees totaled $26,409.

On December 31, 2002, Proactive Financial Services, Inc., for a period of one year, agreed to assume responsibility for paying all expenses of the Fund (other than the advisory fee and a 1% distribution fee) in consideration for receiving a "universal services fee" equal to 0.65% of average net assets. For the first six months of 2003, the Fund expenses exceeded the universal service fee by $40,908.

The Fund has signed an engagement letter to audit the Fund for the year ended December 31, 2003, for a fee of $10,000, which would be included in the Fund expenses to be paid by Proactive Financial Services, Inc.

Proactive Financial Services, Inc. also receives an advisory fee of .75% of the daily value of the Fund's net assets. The advisory fee for the first six months of 2003 was $7,306.

4. Income Taxes

Components of current tax liability/deferred benefit for the twelve months ended June 30, 2003, are as follows:

	Federal	State	Total
Deferred tax benefit - June 30, 2002	$ 12,288	$ 5,457	$ 17,745
Increase/(decrease) in deferred income tax benefit	3,436	677	4,113
Decrease in valuation allowance	(1,909)		(1,909)
Deferred tax benefit - June 30, 2003	$ 13,815	$ 6,134	$ 19,949

Income taxes are provided based on the asset and liability method of accounting pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Deferred income taxes are provided for capital losses and the expected future tax consequences of significant temporary differences between the basis of assets and liabilities reported for financial and tax purposes.

PROACTIVE FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

4. Income Taxes Continued

The estimated income tax liability for June 30, 2002, was eliminated because the parent company, Security Research Associates, had a net operation loss for the year ended June 30, 2002.

Proactive Financial Services, Inc. has $14,152 of capital losses carryforward which will expire June 30, 2008.

5. Net Capital Requirements

The Company is subject to the net capital rules (Rule 15c3-1) of the Securities and Exchange Commission. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital", as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2003, the Company's net capital and required net capital were $29,441 and $5,000, respectively, and its ratio of aggregate indebtedness to net capital was 2.23 to 1.

6. Consolidation

On July 1, 1997, Proactive Financial Services, Inc. became a wholly-owned subsidiary of Security Research Associates, Inc. d/b/a Proactive Asset Management, Inc. From July 1, 1997, to December 31, 2002, the Company was included in consolidated tax returns of Security Research Associates, Inc. On December 31, 2002, Proactive Financial Services, Inc. was split off from Security Research Associates.

SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

PROACTIVE FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET
CAPITAL UNDER RULE 15c3-1

JUNE 30, 2003

Net capital:	
Stockholders' equity	$ 83,661
Deductions	-
Stockholders' equity qualified for net capital	83,661
Additions	-
Total capital and allowable subordinated liabilities	83,661
Less nonallowable assets, net of related liabilities	45,348
Net capital before haircuts on securities positions	38,313
Less haircuts on trading and investment securities pursuant to Rule 15c3-1	8,872
Net capital	29,441
Less net capital requirement	5,000
Net capital in excess of requirement	$ 24,441
Aggregate indebtedness:	
Total liabilities	$ 65,704
Less required deposits in special reserve bank accounts	-
Total aggregate indebtedness	$ 65,704
Ratio of aggregate indebtedness to net capital	2.23 to 1

PROACTIVE FINANCIAL SERVICES, INC.

EXEMPTION FROM RULE 15c3-3

TWELVE MONTHS ENDED JUNE 30, 2003

Proactive Financial Services, Inc. is exempt from Rule 15c3-3 under Section (k) (2) (ii).

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON THE INTERNAL CONTROL STRUCTURE

THOMAS B. KING, CPA
16655 CHESTERFIELD AIRPORT ROAD
CHESTERFIELD, MO 63017
636-537-5802

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON THE INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
Proactive Financial Services, Inc.

In planning and performing my audit of the financial statements of Proactive Financial Services, Inc. for the twelve months ended June 30, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine the auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT
ON THE INTERNAL CONTROL STRUCTURE

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Thomas B. King, CPA

Chesterfield, Missouri
August 27, 2003